Atheros Communications, Inc.

5480 Great America Parkway

Santa Clara, CA 95054

January 17, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Kristen Lochhead

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Re:	Atheros Communications, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 1, 2007

Form 8-K dated October 29, 2007

Form 8-K/A dated December 18, 2006

File No. 000-50534

Dear Ms. Lochhead:

On behalf of Atheros Communications, Inc., this letter responds to comments on the above-referenced Form 10-K and Forms 8-K and 8-K/A received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 28, 2007. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the fiscal year ended December 31, 2006

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

In-Process research and development, page 42

1.	For the in-process research and development charges recorded in 2006 please expand future filings to disclose the following on a project by project basis:

•	The nature of the projects acquired;

•	A summary of values assigned to in-process research and development by technology/product;

•	A description of the status of development for each significant project at the acquisition date;

Securities and Exchange Commission

January 17, 2008

•	A description of the nature and timing of remaining efforts for completion of each significant project, including the estimated completion date; and,

•	How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

Response: The Registrant acknowledges the Staff’s comment and will expand its disclosure in future filings as requested.

2.	As a related matter, future filings should present discussion of the status of efforts to complete significant projects, including discussion of the impact of any delays, project revisions or terminations on expected investment return, results of operations and financial conditions.

Response: The Registrant acknowledges the Staff’s comment and will expand its disclosure in future filings as requested.

Item 15.	Financial Statements and Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page F-12

Attansic Technology Corporation

3.	Please revise future filings to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill.

Response: The Registrant acknowledges the Staff’s comment and will expand its disclosure in future filings as requested.

Form 8-K dated October 29, 2007

Exhibit 99.1 Press Release

4.	We note that you present your non-GAAP measures and reconciliation in the form of non-GAAP statements of income. This format may be confusing to investors as they also reflect several non-GAAP measures, including non-GAAP cost of goods sold, non-GAAP gross profit, non-GAAP total operating expenses, non-GAAP income from operations, etc., which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe each measure provided useful information to investors.

Securities and Exchange Commission

January 17, 2008

•

To eliminate investor confusion, please remove the non-GAAP statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response: The Registrant acknowledges the Staff’s comment and will revise its non-GAAP disclosure in future filings as requested. The Registrant’s future filings will no longer include the non-GAAP statements of income and will instead include only those non-GAAP measures used by management, with the appropriate reconciliation. The Registrant respectfully advises the Staff that it does not intend to incorporate by reference the Form 8-K into a 33 Act registration statement.

Form 8-K/A dated December 18, 2006 (filed March 5, 2007)

Exhibit 99.1 Financial Statements of Attansic Technology Corporation as of and for the nine months ended September 30, 2006 and as of and for the year ended December 31, 2005.

5.	Please tell us why you have not provided financial statements of Attansic Technology Corporation for the corresponding interim period of the preceding year (as of and for the nine months ended September 30, 2005), in accordance with Rule 3-05(b)(2)(ii) of Regulation S-X.

Response: The Registrant acknowledges the Staff’s comment and agrees that for the Form 8-K/A to be in full compliance with the Securities Exchange Act of 1934, and the rules promulgated thereunder, the financial statements as of and for the nine months ended September 30, 2005 (the “2005 Interim Period Financials”) for Attansic Technology Corporation (“Attansic”) should have been filed with the Form 8-K/A. However, the Registrant respectfully submits that the Form 8-K/A, as filed, was materially compliant and in substantial compliance with Rule 3-05(b)(2)(ii) of Regulation S-X.

The Form 8-K/A, as filed, included Attansic’s unaudited financial statements for the nine months ended September 30, 2006 and the audited financial statements for the year ended December 31, 2005 (the “Audited Financial Statements”). Prior to this filing the Registrant had filed its Form 10-K for the year ended December 31, 2006. Attansic’s revenues and pre-tax loss for the year ended December 31, 2005 were both only $4 million and were only $5 million and $3 million, respectively, for the nine months ended September 30, 2006, as compared to the Registrant’s revenues and pre-tax profits of $302 million and $27 million, respectively, for the year ended December 31, 2006. Given (1) the relatively small size of the acquired operation in comparison to the Registrant and (2) that the financial information included in the 2005 Interim Period Financials was a component of the Audited Financial Statements, the Registrant believes that the 2005 Interim Period Financials would not have provided additional meaningful information to investors.

Securities and Exchange Commission

January 17, 2008

In addition, since closing the acquisition in December 2006, the Registrant has filed its Annual Report on Form 10-K for the year ended December 31, 2006, as well as three Quarterly Reports on Form 10-Q in 2007. These filings and the financial statements included therein all reflect the acquisition of Attansic and the financial impact of its operations. Moreover, the Registrant notes that, as the impact of Attansic’s operations on the Registrant’s operations was immaterial to the Registrant’s results of operations, there is no discussion in the Management’s Discussion and Analysis section of these filings nor in the notes to the financial statements included therein of the impact of Attansic’s results of operations. Therefore, the Registrant believes that the 2005 Interim Period Financials would not provide additional meaningful information to investors at this point. Lastly, the 2005 Interim Period Financial are not readily available, and it would take significant time and cost to compile these financials.

* * *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 773-5387. Comments may also be sent to my attention via facsimile to (408) 738-2849.

Very truly yours,

/s/ Jack Lazar
Jack Lazar
Vice President and Chief Financial Officer

cc:	Brian Cascio, SEC Accounting Branch Chief

Jong Hwang

Allison Leopold Tilley, Esq.